Exhibit 99.1

CONTACT:	Investors:
Jay Venkateswaran
Senior VP — Investor Relations
WNS (Holdings) Limited
+1 212 599 6960
ir@wnsgs.com

Media:
Mike Geczi
The Torrenzano Group
+1 (212) 681-1700, ext. 156
mgeczi@torrenzano.com
WNS announces 3.6% YOY, revenue growth for the first quarter of fiscal 2007; and announces 37.1% YOY, revenue less repair payments growth for the first quarter of fiscal 2007
Mumbai and New York, August 20, 2006 — WNS (Holdings) Limited (NYSE: WNS), a leading provider of offshore business process outsourcing (BPO) services, today announced its results for the first fiscal quarter ended June 30, 2006.
“WNS had a strong quarter in terms of revenue growth,” said Neeraj Bhargava, Group Chief Executive Officer. “Our employee strength grew by 1,537 associates, or 14.7%, in the quarter, the highest growth that we have experienced since our inception. We were on target in terms of profitability and operational ramp up for the quarter and are pleased with where we stand today as a public company in terms of achieving our financial and operational goals.”
Financial Highlights — First Quarter Fiscal 2007
•	Revenue for the quarter ended June 30, 2006, was $53.0 million, up 3.6% from $51.2 million in the quarter ended June 30, 2005. Revenue for the quarter grew sequentially by 0.2% from $52.9 million in the previous quarter.

•	Revenue less repair payments for the quarter ended June 30, 2006, was $45.5 million, up 37.1% from $33.2 million in the quarter ended June 30, 2005. Revenue less repair payments for the quarter grew sequentially by 9.8% from $41.4 million in the previous quarter.**

•	Net income for the quarter ended June 30, 2006, was $4.6 million, up 5.0% from $4.4 million in the quarter ended June 30, 2005. Net income for the quarter grew sequentially by 24.6% from $3.7 million in the previous quarter.

•	Net income (excluding amortization of intangible assets and share-based compensation expense) for the quarter ended June 30, 2006, was $5.3 million, up 11.4% from $4.7 million in the quarter ended June 30, 2005. Net income (excluding amortization of intangible assets and share-based compensation expense) for the quarter grew sequentially by 19.3% from $4.4 million in the previous quarter.

•	Basic income per share for the quarter ended June 30, 2006, was 13 cents, compared with 14 cents for the quarter ended June 30, 2005. Basic income per share for the previous quarter was 10 cents. (EPS calculation excludes 4,473,684 shares issued by the company in its initial public offering, which closed on July 31, 2006.)

•	Basic income per share (excluding amortization of intangible assets and share-based compensation expense) for the quarter ended June 30, 2006, was 15 cents, compared with 15 cents in the quarter ended June 30, 2005. Basic income per share (excluding amortization of intangible assets and share-based compensation expense) for the previous quarter was 13 cents. (EPS calculation excludes 4,473,684 shares issued by the company in its IPO which closed on July 31, 2006.)
Operating Highlights
•	As of June 30, 2006, WNS had total employees of 11,970, up 49.5% from 8,009 a year earlier, and 14.7% from 10,433 as of March 31, 2006.

•	WNS entered into a definitive contract with a large client, British Airways, which extended the expiration of the term of our original contract from March 2007 to May 2012. Under the new contract, the parties have agreed to change the basis of pricing for a portion of the contracted services over a transition period from a per-full-time-equivalent basis to a per-unit-transaction basis. In WNS’ IPO, British Airways, one of the company’s selling shareholders, sold 5,160,000 ordinary shares, reducing its ownership in WNS (Holdings) Limited to zero from 14.6%. For fiscal 2006, British Airways accounted for 7.2% of WNS’ revenue and 9.9% of its revenue less repair payments.

•	WNS also entered into a definitive amendment to the contract with another large client, AVIVA, that continues the relationship between the two companies. Under the contract, the date on which AVIVA could require WNS to transfer relevant projects and operations back to AVIVA has been extended to on or after June 30, 2007, for its facility in Sri Lanka and to on or after December 30, 2007, for a larger facility in Pune. For fiscal 2006, AVIVA accounted for 9.8% of WNS’ revenue and 13.4% of its revenue less repair payments.

**
It is important to note that WNS revenue is generated primarily from providing BPO services. The company has two reportable segments for financial statement reporting purposes, WNS Global BPO and WNS Auto Claims BPO. In the WNS Auto Claims BPO segment the company provides claims handling and accident management services, in which it arranges for automobile repairs through a network of third party repair centers. In its accident management services, WNS acts as the principal in dealings with the third party repair centers and clients. The amounts invoiced to WNS clients for payments made by WNS to third party repair centers is reported as revenue. Since the company wholly subcontracts the repairs to the repair centers, it evaluates its financial performance based on revenue less repair payments to third party repair centers, which is a non-GAAP measure.
WNS believes that revenue less repair payments reflects more accurately the value addition of the business process services that it directly provides to its clients. The presentation of this non-GAAP information is not meant to be considered in isolation or as a substitute for the company’s financial results prepared in accordance with US GAAP. WNS revenue less repair payments may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

Review of operating results — GAAP basis
Results of operations
The following table sets forth certain financial information as a percentage of revenue:

	Revenue
	Quarters ended
	June 30,	March 31,	June 30,
	2006	2006	2005

Cost of revenue	70.6%	70.5%	75.7%
Gross profit	29.4%	29.5%	24.3%
Operating expenses:
Selling, general and administrative expense	19.1%	21.5%	13.8%
Amortization of intangible assets	0.9%	1.0%	0.1%
Operating income	9.4%	7.0%	10.4%
Non-operating income (expense), net	(0.1)%	0.4%	(0.1)%
Provision for income taxes	(0.6)%	(0.5)%	(1.7)%
Net income	8.7%	7.0%	8.5%
•	Revenue for the quarter ended June 30, 2006, was $53.0 million, compared with $51.2 million for the quarter ended June 30, 2005, an increase of 3.6%. Revenue for the quarter increased sequentially by 0.2% from $52.9 million in the quarter ended March 31, 2006.

•	Gross profit for the quarter ended June 30, 2006, was $15.6 million or 29.4% of revenue, compared with $12.4 million or 24.3% of revenue, in the quarter ended June 30, 2005. The increase in gross profit percentage in the quarter ended June 30, 2006, compared with the year-earlier quarter, is due to the loss of a significant client in WNS Auto Claims BPO which — when compared with the rest of the business, contributed to a comparatively lower gross profit percentage. Gross profit for the quarter ended March 31, 2006 was $15.6 million, or 29.5% of revenue.

•	SG&A expenses for the quarter ended June 30, 2006, were $10.1 million, or 19.1% of revenue, compared with $7.1 million, or 13.8% of revenue, in the quarter ended June 30, 2005. The increase in expenses is on account of higher travel, legal and professional charges and employee-related costs such as staff welfare and recruitment expenses. SG&A expenses for the quarter ended March 31, 2006, were $11.4 million, or 21.5% of revenue. This decline in expenses is attributable to non-recurring expenses of $0.7 million incurred for quarter ended March 31, 2006 for consulting and audit fees, representing a portion of the professional fees relating to preparation for becoming a public company, and $0.3 million, of decreased travel costs during the quarter ended June 30, 2006.

•	Operating income for the quarter ended June 30, 2006, was $5.0 million or 9.4% of revenue, compared with $5.3 million, or 10.4% of revenue, in the quarter ended June 30, 2005. Operating income for the quarter ended March 31, 2006, was $3.7 million or 7.0% of revenue.

Review of operating results — On a revenue less repair payments (non-GAAP) basis
Results of operations
The following table sets forth certain financial information as a percentage of revenue less repair payments:

	Revenue less repair payments Quarters ended
	June 30,	March 31,	June 30,
	2006	2006	2005

Cost of revenue	65.7%	62.4%	62.5%
Gross profit	34.3%	37.6%	37.5%
Operating expenses:
Selling, general and administrative expense	22.3%	27.4%	21.3%
Amortization of intangible assets	1.0%	1.2%	0.2%
Operating income	11.0%	9.0%	16.0%
Non-operating (expense) income, net	(0.1)%	0.5%	(0.2)%
Provision for income taxes	(0.7)%	(0.6)%	(2.6)%
Net income	10.1%	8.9%	13.2%

SG&A (excluding share-based compensation expense)	21.8%	26.9%	20.4%
Operating income (excluding amortization of intangible assets and share-based compensation expense)	12.5%	10.8%	17.1%
•	Revenue less repair payments for the quarter ended June 30, 2006, was $45.5 million, compared with $33.2 million for the quarter ended June 30, 2005, an increase of 37.1%. Revenue less repair payments grew sequentially by 9.8% from $41.4 million for the quarter ended March 31, 2006.

•	Gross profit for the quarter ended June 30, 2006, was $15.6 million, or 34.3% of revenue less repair payments, compared with $12.4 million, or 37.5% of revenue less repair payments, in the quarter ended June 30, 2005. Gross profit for the quarter ended March 31, 2006, was $15.6 million, or 37.6% of revenue less repair payments. This decline in gross profit percentage in the quarter ended June 30, 2006 is due to:
—	Significant increase in the number of new hires who underwent training and could not be billed at full rates in the WNS Global BPO and Auto Claims businesses. These employees are expected to be billed at full rates in subsequent quarters.
—	Addition of three new facilities, which resulted in increased infrastructure costs
—	Incremental salary increase effective from April 1, 2006.
•	SG&A expenses (excluding share-based compensation expense) for the quarter ended June 30, 2006, were $9.9 million, or 21.8% of revenue less repair payment, compared with $6.8 million, or 20.4% of revenue less repair payment, in the quarter ended June 30, 2005. The increase in expenses is attributable primarily to higher travel, legal and professional charges and employee-related costs such as staff welfare and recruitment expenses. SG&A cost (excluding share-based compensation expense) for the quarter ended March 31, 2006, was $11.1 million, or 26.9% of revenue less repair payments. This decline in SG&A expenses in the quarter ended June 30, 2006 is attributable to non-recurring expenses of $0.7 million incurred for quarter ended March 31, 2006, for consulting and audit fees representing a portion of the professional fees relating to WNS’ preparation to become a public company, and $0.3 million, reflecting decreased travel during the quarter ended June 30, 2006.
•	Operating income (excluding amortization of intangible assets and share-based compensation expense) for the quarter ended June 30, 2006, was $5.7 million, or 12.5% of revenue less repair payments, compared with $5.7 million, or 17.1% of revenue less repair payments, in the quarter ended June 30, 2005. Operating income (excluding amortization of intangible assets and share-based compensation expense) for the quarter ended March 31, 2006, was $4.5 million, or 10.8% of revenue less repair payments.
On July 31, 2006, WNS closed its initial public offering of 12,763,708 ADSs (including 8,290,024 ADSs offered by selling shareholders) priced at $20 per ADS, for net proceeds to WNS of $78.1 million (estimated), after deducting underwriting discounts and commissions and estimated offering expenses.
Fiscal 2007 Guidance
WNS provides the following guidance for the fiscal year ending March 31, 2007:
•	Revenue less repair payments expected to be US$205 million to US$208 million
•	Net income (excluding amortization of intangible assets and share-based compensation expense) expected to be US$30.5 million to US$32.5 million
•	Capital expenditure for the year is expected to be approximately US$25 million
“Our sales momentum continues to be strong both in terms of growth with existing clients and new additions. Our revenue targets appear achievable and we will also lower client concentration. As the year progresses, we expect to get more leverage from our SG&A expenses and expand our margins” said Neeraj Bhargava, Chief Executive Officer.
Conference call
WNS will host a conference call on Monday, August 21st at 8:00am (ET) to discuss the company’s quarterly results. To listen to this call please call 800-295-3991 from within the US and 617-614-3924 from any other country. The participant passcode for this call is 13528361. A replay will be made available on the web site at www.wnsgs.com from two hours after the end of the call for a period of three months.
About WNS
WNS is a leading provider of offshore business process outsourcing, or BPO, services. We provide comprehensive data, voice and analytical services that are underpinned by our expertise in our target industry sectors. We transfer the execution of the business processes of our clients, which are typically companies located in Europe and North America, to our delivery centers located primarily in India. We provide high quality execution of client processes, monitor these processes against multiple performance metrics, and seek to improve them on an ongoing basis.
Our ADSs are listed on the New York Stock Exchange. For more information, please visit our website at www.wnsgs.com.
Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995
This news release contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those that may be projected by these forward looking statements. These risks and uncertainties include but are not limited to a slowdown in the U.S. and Indian economies and in the sectors in which our clients are based, a slowdown in the BPO and IT sectors world-wide, competition, the success or failure of our past and future acquisitions, attracting, recruiting and retaining highly skilled employees, technology, legal and regulatory policy as well as other risks detailed in our reports filed with the U.S. Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. You are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s current analysis of future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

WNS (HOLDINGS) LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
(Amounts in thousands, except share and per share data)

	Three months ended
	June 30,	March 31,	June 30,
	2006	2006	2005

Revenue	$53,026	$52,920	$51,182
Cost of revenue	37,430	37,323	38,736
Gross profit	15,596	15,597	12,446
Operating expenses
Selling, general and administrative expenses [refer note a below]	10,130	11,367	7,069
Amortization of intangible assets	471	508	68
Operating income	4,995	3,722	5,309
Other (expense) income, net	(35)	277	68
Interest expense	(32)	(53)	(137)
Income before income taxes	4,928	3,946	5,240
Provision for income taxes	(335)	(261)	(864)
Net income	4,593	3,685	4,376
Basic income per share	$0.13	$0.10	$0.14
Diluted income per share	$0.12	$0.10	$0.13
Basic weighted average ordinary shares outstanding	35,220,868	35,174,350	31,209,074
Diluted weighted average ordinary shares outstanding	38,021,949	37,724,432	33,655,565

Note:
a) Includes the following expense
Share-based compensation	212	231	291
Non-GAAP measure note:
In addition to its reported operating results in accordance with U.S. generally accepted accounting principles (US GAAP). WNS has included in the table below non-GAAP operating measures as “non-GAAP financial measures”. Management believes that such non-GAAP financial measures, when read in conjunction with the company’s reported results, can provide useful supplemental information for investors analyzing period to period comparisons of the company’s results. The non-GAAP financial measures disclosed by the company should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations to those financial statements should be carefully evaluated.

Reconciliation of revenue less repair payments (non-GAAP) to revenue (GAAP)

	Amounts in thousands
	Quarters ended
	June 30,	March 31,	June 30,
	2006	2006	2005
Revenue less repair payments (Non-GAAP)	$45,509	$41,444	$33,188
Add: Payments to repair centers	7,517	11,476	17,994
Revenue (GAAP)	$53,026	$52,920	$51,182
Reconciliation of cost of revenue (non-GAAP to GAAP)

	Amounts in thousands
	Quarters ended
	June 30,	March 31,	June 30,
	2006	2006	2005
Cost of revenue (Non-GAAP)	$29,913	$25,847	$20,742
Add: Payments to repair centers	7,517	11,476	17,994
Cost of revenue (GAAP)	$37,430	$37,323	$38,736
Reconciliation of selling, general and administrative expense (non-GAAP to GAAP)

	Amounts in thousands
	Quarters ended
	June 30,	March 31,	June 30,
	2006	2006	2005
Selling, general and administrative expenses (excluding share-based compensation expense) (Non-GAAP)	$9,918	$11,136	$6,778
Add: Share-based compensation expense	212	231	291
Selling, general and administrative expenses (GAAP)	$10,130	$11,367	$7,069

Reconciliation of operating income (non-GAAP to GAAP)

	Amounts in thousands
	Quarters ended
	June 30,	March 31,	June 30,
	2006	2006	2005
Operating income (excluding share-based compensation and amortization of intangible assets) (Non-GAAP)	$5,678	$4,461	$5,668
Less: Share-based compensation expense	212	231	291
Less: Amortization of intangible assets	471	508	68
Operating income (GAAP)	$4,995	$3,722	$5,309
Reconciliation of net income (non-GAAP to GAAP)

	Amounts in thousands
	Quarters ended
	June 30,	March 31,	June 30,
	2006	2006	2005
Net income (excluding share-based compensation and amortization of intangible assets) (Non-GAAP)	$5,276	$4,424	$4,735
Less: Share-based compensation expense	212	231	291
Less: Amortization of intangible assets	471	508	68
Net income (GAAP)	4,593	3,685	4,376

WNS (HOLDINGS) LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS
(Amount in thousands, except per share data)

	June 30, 2006 (unaudited)	March 31, 2006

ASSETS
Current assets
Cash and cash equivalents	$11,645	$18,549
Accounts receivable, net of allowance of $404 and $373, respectively	30,101	28,081
Funds held for clients	3,001	3,047
Deferred tax assets	339	353
Prepaid expenses	2,578	1,225
Other current assets	7,216	6,140

Total current assets	54,880	57,395

Goodwill	34,542	33,774
Intangible assets, net	8,243	8,713
Property and equipment, net	34,369	30,623
Deposits	2,394	2,990
Deferred tax assets	2,604	1,308

TOTAL ASSETS	$137,032	$134,803

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$17,286	$23,074
Line of credit	4,347	—
Accrued employee costs	8,237	11,336
Deferred revenue	6,810	8,994
Income taxes payable	566	726
Obligations under capital leases — current	121	184
Deferred tax liabilities	895	368
Other current liabilities	12,184	8,781

Total current liabilities	50,446	53,463

Obligation under capital leases — non current	21	2
Deferred rent	859	824
Deferred tax liabilities — non current	2,146	2,350

Shareholders’ equity:
Preference shares, $0.15 (£0.10) par value Authorized: 1,000,000 shares and none respectively. Issued and outstanding — none
Ordinary shares, $0.15 (£0.10) par value Authorized: 50,000,000 shares and 40,000,000 shares, respectively
Issued and outstanding: 35,328,173 and 35,321,511 shares, respectively	5,291	5,290
Additional paid-in-capital	63,026	62,228
Ordinary shares subscribed, 57,337 and 4,346 shares, respectively	142	10
Retained earnings	8,697	4,104

Deferred share-based compensation	(387)	(582)
Accumulated other comprehensive income	6,791	7,114

Total shareholders’ equity	83,560	78,164

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$137,032	$134,803